NEWALTA
Better ways to manage waste

06016772

SEC MAIL PROCESSING
RECEIVED
SEP 12 2006
WASH, D.C. 213 SECTION

September 5, 2006

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

SUPPL

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Press Release dated August 31, 2006.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

PROCESSED
SEP 14 2006
THOMSON
FINANCIAL

9/13

SEC Letter - Week of August 28, 2006

NEWALTA CORPORATION
1200, 333 - 11 Avenue S.W.
Calgary, AB T2R 1L9
TEL 403.266.6556
FAX 403.262.7348
WEB www.newalta.com

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Enters Atlantic Canada with Acquisition of Waste Transfer Facility

CALGARY, Alberta, Canada, August 31, 2006 – Newalta Income Fund ("Newalta") today announced it has acquired the operating assets of Island Waste Management Inc. ("IWM") for a purchase price of $5.6 million.

IWM and its 17 people operate a waste transfer facility in St. John's, Newfoundland that provides services to various industries in Newfoundland and Labrador, including offshore oil and gas companies. The waste transfer facility is the only one permitted by the Province to handle a broad range of industrial wastes.

"This business provides an excellent entry into the Maritimes with consistent profitable performance and a strong organization. We look forward to expanding our services and market coverage in Atlantic Canada," said Al Cadotte, President and Chief Executive Officer of Newalta.

Newalta Income Fund has delivered dynamic profitable growth and generated compound annual revenue growth of 30% since 1993. Newalta, one of Canada's largest industrial waste management companies, focuses on maximizing the value inherent in industrial waste through the recovery of saleable products and recycling. Newalta also provides environmentally sound disposal of solid, non-hazardous industrial waste. With 1,600 talented people and a network of more than 60 facilities from coast to coast, Newalta serves customers in the automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, steel and transportation service industries. Providing solid investor returns, exceptional customer service, safe operations and environmental stewardship has enabled Newalta to expand into new service sectors and geographic markets. For more information, visit www.newalta.com.

- 30 -

For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance and Chief Financial Officer
(403) 806-7020
www.newalta.com